Exhibit (a)(1)(k)

EMPLOYEE PRESENTATION MATERIALS

Section 409A & Brocade Tender Offer Deborah Walker, Partner Jason E. Russell, Senior Manager Deloitte Tax LLP May 12, 2006

GOALS of this meeting Understand The § 409A issue What Brocade is doing about the issue Your choices Review next steps

Why are we here today? Brocade has determined that you hold certain stock options that may be negatively impacted by a recent law change. Brocade has developed a solution that eliminates the problem, but it requires your participation. If you do not participate, you may have adverse income tax consequences.

What is the law change?

What does §409A do? Recently enacted changes to § 409A of the Internal Revenue Code impose adverse tax consequences on certain stock option grants. These changes apply to certain prior stock grants. What are the consequences of § 409A? Potential income taxation prior to exercise 20% additional tax Interest penalty

Which options are impacted? Options granted at a price below the stock's fair market value (FMV) on the grant date ("Discount Options"). Only options that vest AFTER 12/31/04.

Example: Option granted on Jan 1, 2003 - 10,000 shares Option price = $5.00, but fair market value at grant date = $5.25 Vesting: 2,500 options vest on Jan 1, 2004 2,500 options vest on a monthly basis during 2004 2,500 options vest on a monthly basis during 2005 2,500 options vest on a monthly basis during 2006 CONCLUSION: The 5,000 options that vested prior to 1/1/05 are NOT subject to §409A. The 5,000 options that vest after 12/31/04 are subject to §409A because they were granted at a discount.

Example: (continued) During 2005, the stock was underwater (i.e., the FMV was less than the option price). As of 12/31/06 BRCD stock price = $7.00 and no options were exercised. §409A Estimated Impact W-2 Inclusion: $10,000 (= 5,000 vested options subject to §409A x $2 ($7 FMV - $5 Option Price)) Individual Example (assumes highest individual tax rates) Fed Ordinary Income $3,500 ($10,000 x 35%) CA Ordinary Income $ 930 ($10,000 x 9.3%) Normal Stock Gain Rate $4,430 44.3% §409A Addt'l Tax $2,000 ($10,000 x 20%) §409A Interest (Est) $1,700 Tax Rate w/§409A $8,130 81.3% The §409A impact will occur each year until exercise or expiration of the option.

What is the solution?

Implications to Brocade Option Holders Two categories of affected BRCD options due to stock option documentation issues related to our restatement at the time of grant: Certain options granted after August 14, 2003 Certain options granted before August 14, 2003 Option grants (and other awards) NOT affected: Options granted after January 21, 2005 The 6 month and a day options Rhapsody stock options ESPP shares Restricted stock awards

Brocade's Solution: Tender Offer CATEGORY I - Post-August 14, 2003 options (1) Amend option to increase option price, AND (2) Provide cash payment (equal to difference between new option price and original option price) CATEGORY II - Pre-August 14, 2003 options (1) Cancel options, AND (2) Provide cash payment (equal to "Black-Scholes" value) Under IRS rules, cash payments cannot be made until 2007. Only the options impacted by §409A and vesting after 12/31/04 will be subject to the tender offer.

CATEGORY I (Post-Aug 14, 2003 Options): (1) Amend options to increase the option price New option price will equal the corrected fair market value. All other terms will remain the same (including the number of shares, vesting schedule and expiration date). AND (2) Cash payment Equal to the difference between the new option price and original option price. All cash payments to be made in January 2007.

Example: Category I Option to purchase 8,000 shares granted on 12/31/03 with an option price = $5.00, but FMV = $5.25 Vesting: 2,000 vest on 12/31/04 - not subject to §409A 2,000 vest monthly in 2005 - subject to §409A 2,000 vest monthly in 2006 - subject to §409A 2,000 vest monthly in 2007 - subject to §409A Option Amendment: 2,000 options vested on 12/31/04 - NO CHANGE 6,000 options vesting 2005-2007 amended so option price = $5.25 No change to expiration date or vesting schedule Cash Payment: Employee would be entitled to receive a total cash payment of $1,500 = 6,000 options x ($5.25 - $5.00), contingent on vesting (less required employment tax withholdings) $1,000 paid in January 2007 for options vested in 2005 and 2006; remaining $500 paid in monthly installments as vesting occurs

CATEGORY II (Pre-Aug 14, 2003 Options) (1) Cancel options AND (2) Cash payment Equal to Black-Scholes value of the options Established option pricing model used to calculate the value of options Calculation includes the 10-day trading average of BRCD common stock ending on the 3rd trading day before the close of the tender offer. A calculator has been provided to allow you to estimate the payment. Payment in January 2007 for options vested in 2005 & 2006. Paid monthly as shares vest thereafter.

Example: Category II Option to purchase 10,000 shares granted on 12/31/02 with an option price = $5.00, but FMV greater than $5.00 Assumes the average of the market prices of BRCD stock over the applicable period is $6.20. Vesting: 2,500 vest on 12/31/03 - not subject to §409A 2,500 vest monthly in 2004 - not subject to §409A 2,500 vest monthly in 2005 - subject to §409A 2,500 vest monthly in 2006 - subject to §409A Employee makes an election to participate in Tender Offer Share Cancellation: 5,000 options vested as of 12/31/04 - NO cancellation or change 5,000 options vesting 2005-2006 - OPTIONS CANCELLED Cash Payment: Black Scholes value of the option at close of Tender Offer = $8,763 $8,763 (less required employment tax withholdings) paid to employee in January 2007 as all shares have vested

Eligibility Must be an employee as of the close of the Tender Offer. Subject to US taxation. Only covers unexercised options that were granted at a discount and vest after 12/31/04. You can select which grants to tender (i.e., participate with), but the entire portion of each grant subject to §409A that is selected must then be tendered in full.

What if I do nothing?

What if I do nothing? Tax Impacts: Income taxation prior to exercise if "in the money" 20% additional tax on income amount Interest penalty Will occur each year until exercise or expiration of the discounted options. Limited one-time offer to remedy future adverse tax consequences.

How do I participate?

Tender Offer Timeline Tender Offer Begins: May 12, 2006 Tender Offer Ends: June 12, 2006 All elections MUST be received by 5PM Pacific Time on June 12 Late submissions will not be accepted How to submit your election: Hand deliver to Elizabeth Moore, OR Email to 409Astock@brocade.com, OR Fax to 408-333-5900

Personalized Email You have received an email that includes: This presentation Tender Offer Document (includes FAQs) Election Forms Personalized Addendum Contains personalized information regarding your affected options List of "eligible" option grants For Category I - New grant price and cash payment amount For Category II - Estimated Black-Scholes payment amount Black-Scholes Calculator (for Category II only)

Frequently Asked Questions Over 35 Questions and Answers detailed in Tender Offer document Samples questions: Why is Brocade making this offer? Who is eligible to participate in this offer? Which options are eligible for the Option Consideration in this offer? When will I receive my cash payments and amended options? What will be the exercise price of my amended options? If I hold multiple eligible options, can I choose which options with respect to which I want to accept this offer? Can I accept this offer with respect to shares of Brocade common stock that I previously acquired upon exercise of Brocade options? Can I change my mind and withdraw from this offer?

What if I still have questions? Follow-up meeting: When: Tuesday, May 16, 2006 at 2:00pm PT Location: SJ6-IMC Any questions should be directed to Deloitte at Brocade409A@deloitte.com.

Tax Advice Taxation of stock option transactions can be very complicated. Brocade policy prohibits any employees from providing personal income tax advice to any other employee. This presentation is general and you should consult with your personal tax advisor for advice relevant to your specific situation.

Circular 230 Disclaimer Notice Any tax advice included in this presentation was not intended or written to be used, and it cannot be used by the taxpayer, for the purpose of avoiding any penalties that may be imposed by any governmental taxing authority or agency; This tax advice was written to support the promotion of the matter addressed by the presentation; and The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.